Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2020 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•

the timing or likelihood of regulatory filings and approvals for our product candidates, including our expectations regarding approval of our Biologics License Application and Marketing Authorization Application for TransCon Growth Hormone, or TransCon hGH or lonapegsomatropin);

•	the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates related to oncology;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or similar for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or similar for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technologies;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance;

•	developments and projections relating to our competitors and our industry; and

•	the effects on our business of the worldwide COVID-19 pandemic.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2020 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We currently have three product candidates in clinical development in rare endocrine diseases, one product candidate in clinical development in oncology, our second therapeutic area of focus, and we are advancing multiple preclinical candidates in oncology. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet patient needs. We submitted regulatory applications for marketing approval for TransCon hGH (lonapegsomatropin) for the treatment of pediatric growth hormone disorder during 2020 in the United States and Europe, and we are building our commercial organization, starting with a focus in the United States.

In 2018, we co-founded VISEN Pharmaceuticals, or VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. We received 50% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN for lonapegsomatropin, TransCon PTH and TransCon CNP, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. On January 8, 2021, we completed an equity investment of $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, we retained approximately 44% of VISEN’s issued and outstanding shares.

We had a net loss of €62.8 million for the three months ended March 31, 2021, and a net loss of €419.0 million for the year ended December 31, 2020. Our total equity was €802.8 million as of March 31, 2021 compared to €838.7 million as of December 31, 2020.

TransCon Technologies

Our TransCon technologies are designed to solve the fundamental limitations of previous approaches applied to extend duration of a drug’s action in the body, and to enhance the overall benefit of a given therapeutic. Many drugs suffer from suboptimal pharmacokinetics, short residence time in the body, poor tolerability at the administration site and/or systemic side effects that result from initial drug concentrations that are too high. Frequent administration and poor tolerability negatively impact patient compliance, potentially leading to suboptimal treatment outcomes. To address these issues, several approaches are currently being applied to improve drug characteristics, such as prodrug and sustained release technologies.

Our TransCon technologies combine the benefits of conventional prodrug and sustained release technologies to create new therapies with potentially optimized therapeutic effect, including efficacy, safety and dosing frequency. We believe the technologies can be applied broadly to a protein, peptide, antibody or small molecule in multiple therapeutic areas. TransCon molecules have three components: an existing parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner. Because the parent drug is unmodified, its original mode of action is expected to be maintained. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies. In addition to retaining the original mode of action of the unmodified parent drug, we believe this predictable release may improve the likelihood of clinical development success. We refer to our systemic and localized applications of TransCon as individual technologies.

Lonapegsomatropin

Lonapegsomatropin is an investigational long-acting prodrug of somatropin (hGH) that is being developed for the treatment of GHD. It is designed to maintain the same mode of action as daily therapies by releasing the same growth hormone molecule, somatropin, as daily hGH therapy. Lonapegsomatropin is composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker.

We believe our once-weekly lonapegsomatropin has the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of lonapegsomatropin to daily growth hormone in an identical clinical setting.

Our phase 3 pediatric program for lonapegsomatropin consists of the heiGHt, fliGHt and enliGHten Trials. The heiGHt Trial was a randomized, open-label, active-controlled phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. The fliGHt Trial was designed to evaluate lonapegsomatropin in subjects who were primarily treatment experienced with daily somatropin, although a subgroup of younger subjects were treatment-naïve. Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, or the enliGHten Trial, which is designed to provide long-term safety data to support the regulatory submissions for lonapegsomatropin. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 pediatric subjects. Data from enliGHten formed the long-term safety database supporting our Biologics License Application, or BLA, submission to the U.S. Food and Drug Administration, or FDA, for lonapegsomatropin for the treatment of pediatric GHD which occurred in June 2020, as well as submission of a Marketing Authorization Application, or MAA to the European Medicines Agency, or EMA, which occurred in September 2020. The PDUFA user fee goal date is set for June 25, 2021.

Additionally, in January 2021, we announced 104-week analysis of data from the ongoing enliGHten Trial, including follow-up on subjects from heiGHt who continued into enliGHten. The data showed maintenance of a treatment advantage in subjects initially treated with lonapegsomatropin beyond the first year of therapy. The safety results, which were comparable to Genotropin in the phase 3 heiGHt Trial, were consistent across the phase 3 clinical trials.

In September 2020, we filed a Clinical Trial Notification, or CTN, with the Pharmaceuticals and Medical Devices Agency, or PMDA in Japan, to initiate our phase 3 riGHt Trial of lonapegsomatropin for the treatment for pediatric GHD. The primary objective of the riGHt Trial is to evaluate and compare the AHV of 40 Japanese prepubertal treatment naïve children with GHD treated with weekly lonapegsomatropin to that of a commercially available daily somatropin formulation at 52 weeks.

In July 2020, the EMA adopted a decision agreeing with the positive opinion from the Paediatric Committee, on agreeing with the proposed Paediatric Investigation Plan, or PIP, for lonapegsomatropin. The PIP endorsed the lonapegsomatropin program as acceptable for assessment of safety and efficacy for the use of lonapegsomatropin as a treatment for GHD in children from six months to less than 18 years of age, mirroring the population covered by the studies conducted in the program.

In April 2020, we received orphan drug designation from the FDA for lonapegsomatropin in the United States for the treatment of GHD. The FDA grants orphan designation to drugs that are intended for the treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States, and potentially may be safer or more effective than already approved products.

In October 2019, we received orphan designation from the European Commission, or EC, for lonapegsomatropin for GHD. Orphan designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies).

Additionally, we have initiated the foresiGHt Trial, a global phase 3 study with the aim to demonstrate the metabolic benefits of lonapegsomatropin in adults, and in Greater China, VISEN Pharmaceuticals completed the patient enrollment of 154 treatment-naïve, prepubertal children for the ongoing phase 3 pivotal trial of lonapegsomatropin in patients with pediatric GHD. We intend to pursue other indications for lonapegsomatropin consistent with our strategy to create sustainable growth.

TransCon Parathyroid Hormone

We are using our TransCon technology platform to develop TransCon Parathyroid Hormone, or TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for adult hypoparathyroidism, or HP, a rare endocrine disorder of calcium and phosphate metabolism. TransCon PTH is designed to replace PTH at physiologic levels for 24 hours each day to address both the short-term symptoms and long-term complications of HP.

Current standard of care (SoC) for HP patients primarily consists of active vitamin D and oral calcium supplementation. However, since PTH is not present at the kidney to facilitate calcium reabsorption from the urine, the goal of SoC is to maintain serum calcium (sCa) levels just below or within the lower part of the normal range and thereby limit as much as possible the damage from excess urinary calcium. Nonetheless, SoC frequently leads to significant sCa fluctuations accompanied by symptomatic hyper- or hypocalcemia. SoC with active vitamin D and calcium have been shown to contribute to the risk of renal disease.

HP also poses a high burden on the healthcare system despite current SoC. For example, one survey of 374 patients showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Other studies showed that 79% of HP cases require hospitalizations and that patients with the disease have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100 percent of subjects reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76 percent were either no longer able to work or experienced interference with work productivity.

TransCon PTH is currently in phase 3 development as a treatment for adult HP. In September 2020, we submitted an amendment to our IND to initiate PaTHway, our global phase 3 clinical trial evaluating the safety, tolerability and efficacy of TransCon PTH in adults with HP following discussions with FDA and European regulatory authorities. The double-blind, placebo-controlled trial is expected to enroll approximately 76 subjects at sites in North America and Europe in order to obtain 68 evaluable subjects.

On May 10, 2021, we announced preliminary 58-week results from the continuing open-label extension, or OLE, portion of the PaTH Forward Trial, a global phase 2 trial evaluating the safety, tolerability, and efficacy of its investigational product candidate, TransCon PTH, in adult subjects with HP.

Key Findings of the Preliminary OLE Results of PaTH Forward Trial at 58 weeks

•	58 subjects continue in the open-label extension beyond 58 weeks as of May 7, 2021

•	Continued treatment with TransCon PTH demonstrated that:

○	91% of subjects were off standard of care therapy defined as no active vitamin D and ≤600 mg/day of calcium supplements

○	Urinary calcium maintained in the normal range

○	Bone markers trended towards the mid-normal levels

•	Quality of life benefits measured by SF-36 continued within normal range

•	TransCon PTH was well-tolerated at all doses administered

○	No treatment-related serious or severe adverse events occurred, and no treatment-emergent adverse events led to discontinuation of study drug

○	No change to the safety profile in the OLE portion of the study

In May 2021, we filed a CTN with the PDMA in Japan to initiate our phase 3 clinical trial of TransCon PTH in adult subjects with HP, the PaTHway Japan Trial.

In October 2020, the EC granted orphan designation to TransCon PTH for the treatment of HP.

In August 2020, we reported data from the four-week fixed dose, blinded portion of PaTH Forward Trial on SF-36® Health Survey which demonstrated that TransCon PTH significantly improved quality of life and restored physical and mental functioning toward a normal level compared to placebo.

In April 2020, we reported positive top-line results from the four-week fixed dose, blinded portion of our phase 2 PaTH Forward Trial, which evaluated the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen injector planned for commercial presentation. The goal of PaTH Forward was to identify a starting dose for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks. All doses of TransCon PTH were well-tolerated, and no serious or severe adverse events were shown during this period. No treatment-emergent adverse events, or TEAEs, led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period.

In June 2018, we were granted orphan drug designation by the FDA for TransCon PTH for the treatment of hypoparathyroidism.

TransCon C-Type Natriuretic Peptide

TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. We believe TransCon CNP offers advantages over short-acting CNP and CNP analogs in development that result in high Cmax levels which may cause adverse cardiovascular events. In addition, we expect a more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

In July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. In collaboration with VISEN, we are sponsoring the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with achondroplasia. The primary endpoint is to evaluate the safety of treatment and its effect on 12-month annualized height velocity. In January 2021, China Center for Drug Evaluation of National Medical Products Administration approved VISEN’s IND application to conduct the ACcomplisH China Trial.

In July 2020, we received orphan designation from the EC for TransCon CNP for treatment of achondroplasia.

In February 2019, we were granted orphan drug designation by the FDA for TransCon CNP for the treatment of achondroplasia.

In November 2018, we reported preliminary results from a phase 1 trial in healthy adult subjects, which we believe supported our target product profile for TransCon CNP.

TransCon Product Candidates within Oncology

In January 2019, we established oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation.

We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon technology platform.

We are currently advancing two product candidates:

•

TransCon TLR7/8 Agonist is designed for sustained release of TLR7/8 agonist, resiquimod, and intended for intratumoral administration. This product candidate is designed to provide potent activation of the innate immune system in the tumor and draining lymph nodes and to have low risk of systemic toxicity. In December 2020, we filed an IND with the U.S. Food and Drug Administration to initiate the clinical program of TransCon TLR7/8 Agonist with the transcendIT-101 Trial.

•

TransCon IL-2 ß/g, is designed for prolonged exposure of an IL-2 variant that selectively activates the IL-2Rß/g, with minimal binding to IL-2Rα. This product candidate is designed to provide potent anti-tumor activity and to have reduced risk of toxicity, such as vascular leak syndrome.

We are evaluating additional TransCon product candidates in nonclinical research studies for the treatment of a variety of tumor types. Examples of TransCon product candidates under evaluation include stimulators of innate and adaptive immunity, as well as modulators of the tumor environment. We are exploring systemic and intratumoral administration both as a monotherapy and as a component of combination regimens.

TransCon Product Candidate Pipeline

1.	Excludes rights granted to VISEN Pharmaceuticals in Greater China
2.	In phase 3 development for pediatric growth hormone deficiency in Greater China through VISEN Pharmaceuticals
3.	U.S. PDUFA June 25, 2021

Results of Operations

Impact from COVID-19 Pandemic

A novel strain of coronavirus, (“COVID-19”) was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical and clinical supplies, as well as commercial supply.

Since COVID-19 started to spread around the world, we have closely monitored the development, and implemented several measures to accommodate any potential negative impact on our business, and to ensure the safety of our employees, including:

•	Encouraging employees to work remotely, reduce travel activity and minimize face-to-face meetings;

•	Establishing home offices, and ensuring proper and secure IT infrastructure, enabling a safe and efficient remote work environment;

•	Implementing remote visits for patients enrolled in our clinical trials, including ensuring safe delivery of clinical drugs; and

•	Addressing COVID-19 in relation to logistics and manufacturing at Joint Steering Committees with manufacturing partners;

While COVID-19 has an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our operations. Further, while COVID-19 continues to remain in the global society, we will keep working with COVID-19 measures to accommodate any business disruptions and to achieve our strategic objectives. Further, as a participant in the global fight against spreading the virus, we will maintain and further develop precautionary measures within our organization, including encouraging our employees to work remotely, reduce travel activity and minimize face-to-face meetings.

In addition, to accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment, enabling our employees to perform their tasks remotely. Accordingly, it has not been necessary to make material changes to our internal control over financial reporting due to the pandemic.

While COVID-19 did not have a significant negative impact on our business, we foresee elevated COVID-19 related risks in certain areas, including:

•

In conducting our clinical trials, there is a risk that suppliers experience delays in providing necessary equipment, consumables and services, which potentially could cause temporary delays in clinical trial activities. In addition, there is a risk that patients will elect not to enroll in trials to limit their exposure to medical institutions, which could potentially have a negative impact on clinical trial timelines;

•

Global demand for COVID-19 vaccines could result in contract manufacturers not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed;

•

Travel restrictions and local outbreaks of COVID-19 could restrict authorities from performing site inspections in connection with their review procedures of marketing applications for TransCon hGH (longapegsomatropin), which could potentially delay the commercial launch; and

•

Our commercial launch strategy could be negatively impacted by patients not being able to see their physicians, and similarly, our commercial team not being able to meet with physicians, which could both have a negative impact on the commercial launch strategy.

We monitor these risks closely, and work with relevant stakeholders to avoid disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

For additional description related to COVID-19 related risks, please refer to “Item 3D. Risk Factors”, set forth in our 2020 annual report on Form 20-F.

Comparison of the Three Months Ended March 31, 2021 and 2020 (unaudited):

	Three Months Ended March 31,
	2021	2020
	(EUR’000)
Revenue	746	2,225
Research and development costs	(88,149)	(57,515)
Selling, general and administrative expenses	(37,247)	(17,915)

Operating profit / (loss)	(124,650)	(73,205)
Share of profit / (loss) of associate	28,106	(1,515)
Finance income	34,430	11,773
Finance expenses	(869)	(447)

Profit / (loss) before tax	(62,983)	(63,394)

Tax on profit / (loss) for the period	191	77

Net profit / (loss) for the period	(62,792)	(63,317)

Revenue

Revenue for the three months ended March 31, 2021 was €0.7 million, a decrease of €1.5 million, compared to €2.2 million for the three months ended March 31, 2020, and primarily comprised sale of clinical supply, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaboration with VISEN. The decrease was due to a lower amount of license revenue being recognized, as well as lower sale of clinical supply and services to VISEN compared to the same period last year.

Research and Development Costs

Research and development costs were €88.1 million for the three months ended March 31, 2021, an increase of €30.6 million, or 53%, compared to €57.5 million for the three months ended March 31, 2020.

External development costs related to lonapegsomatropin increased by €10.1 million compared to the same period last year, reflecting higher costs for manufacturing of product supply, but also reflecting higher costs for the ongoing clinical trials.

External development costs related to TransCon PTH increased by €1.8 million, primarily reflecting increased costs related to manufacturing of validation batches, device development, and increasing costs for clinical trials and clinical supplies, compared to the same period last year.

External development costs related to TransCon CNP increased by €5.9 million, primarily reflecting an increase in clinical trial costs and clinical supplies, but also increasing manufacturing costs.

External development costs related to our oncology product candidates, primarily TransCon TLR7/8 Agonist and TransCon IL-2 ß/g increased by €5.5 million, reflecting an increase in manufacturing costs and preclinical costs as these product candidates progress through the early development stages and into manufacturing and clinical trials.

Other research and development costs increased by €7.3 million, primarily driven by an increase in personnel costs of €5.0 million and non-cash share-based payment of €5.3 million due to a higher number of employees in research and development functions. Other costs allocated to research and development functions decreased by a total of €3.0 million, primarily relating to IT, travel costs, and professional fees.

Research and development costs included non-cash share-based payment of €14.2 million for the three months ended March 31, 2021, compared to €8.9 million for the three months ended March 31, 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €37.2 million for the three months ended March 31, 2021, an increase of €19.3 million, or 108%, compared to €17.9 million for the three months ended March 31, 2020. The higher expenses were primarily due to an increase in personnel costs of €4.8 million and non-cash share-based payment of €2.8 million for additional commercial and administrative personnel. Other costs allocated to selling, general and administrative functions increased by a total of €11.7 million, primarily reflecting increasing IT costs, including the implementation of a new ERP-system of €5.1 million, insurance costs of €2.2 million, professional fees of €1.6 million, and costs related to building our commercial business of €1.8 million.

Selling, general and administrative expenses included non-cash share-based payment of €8.9 million for the three months ended March 31, 2021, compared to €6.1 million for the three months ended March 31, 2020.

Net Profit / (Loss) of Associate

Net profit of associate was €28.1 million for the three months ended March 31, 2021, compared to a net loss of €1.5 million for the three months ended March 31, 2020.

For the three months ended March 31, 2021, the net profit of associate comprises a non-cash gain of €42.3 million as a result of the Series B financing in VISEN on January 8, 2021, and the Company’s share of loss of €14.2 million. The Series B financing has not changed the Company’s accounting treatment of VISEN.

Finance Income and Finance Expenses

Finance income was €34.4 million for the three months ended March 31, 2021 compared to €11.8 million for the three months ended March 31, 2020. Finance expenses were €0.9 million for the three months ended March 31, 2021 compared to €0.4 million for the same period in 2020. As we hold positions of marketable securities and cash and cash equivalents in U.S. Dollar, we are affected by exchange rate fluctuations when reporting our financial results in Euro. For the three months ended March 31, 2021, as well as for the same period last year, we recognized net exchange rate gains when reporting our U.S. Dollar positions in Euro, reflecting positive exchange rate fluctuations.

We did not have any interest-bearing debt for any of the periods presented. However, IFRS 16, “Leases”, requires interest expenses to be recognized on lease liabilities.

Tax for the Period

Tax for the three months ended March 31, 2021 was a net tax credit of €0.2 million compared to a net tax credit of €0.1 million for the three months ended March 31, 2020. Taxes for the three months ended March 31, 2021 comprised an estimated tax credit of €0.2 million in the group of Danish companies and a tax credit of €0.1 million in our U.S. subsidiaries, partly offset by a tax provision of €0.1 million in our German subsidiary.

Liquidity and Capital Resources

Our liquidity and capital resources comprise cash, cash equivalents and marketable securities.

As of March 31, 2021, these amounted to €771.1 million, and are specified as follows:

	Carrying amount	Fair value
	(EUR’000)
March 31, 2021
Liquidity and capital resources
Marketable securities	276,085	275,989
Cash and cash equivalents	495,047	495,047

Total liquidity and capital resources	771,132	771,036

Classification in consolidated statement of financial position
Non-current assets	106,426	106,361
Current assets	664,706	664,675

Total liquidity and capital resources	771,132	771,036

Marketable securities have a weighted average duration of 5.8 and 17.2 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 10.2 months.

We have historically funded our operations primarily through issuance of preference shares, ordinary shares, including our initial public offering, follow-on offerings and exercise of warrants, convertible debt securities, and payments to us under collaboration agreements.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In addition, we have completed follow-on public offerings of American Depositary Shares (“ADSs”) as specified below:

•	In 2016, with net proceeds of $127.1 million (or €116.6 million);

•	In 2017, with net proceeds of $145.2 million (or €123.1 million);

•	In 2018, with net proceeds of $242.5 million (or €198.6 million);

•	In 2019, with net proceeds of $539.4 million (or €480.3 million); and

•	In 2020, with net proceeds of $654.6 million (or €580.5 million).

Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development, as well as activities for building our sales and marketing capabilities.

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets including marketable securities, with cash-forecasts including payment profiles on liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure sufficient funds available to settle liabilities as they fall due.

Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities as of March 31, 2021, will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	our ability to collect payments which are due to us from collaboration partners (if any), which in turn is impacted by the financial standing of any such collaboration partners;

•

the progress, timing, scope, results and costs of our preclinical studies and clinical trials and manufacturing activities for our product candidates that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•

the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	our progress in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preparing for potential commercialization, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three month periods ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
	(EUR’000)
Cash flows from / (used in) operating activities	(81,619)	(66,786)
Cash flows from / (used in) investing activities	(30,117)	(6,141)
Cash flows from / (used in) financing activities	20	(1,117)

Net increase / (decrease) in cash and cash equivalents	(111,716)	(74,044)

Cash Flows from / (Used in) Operating Activities

Net cash used in operating activities for the three months ended March 31, 2021 was €81.6 million compared to €66.8 million for the three months ended March 31, 2020. The net loss for the three months ended March 31, 2021 of €62.8 million included non-cash charges of €26.8 million, comprising share-based payment, depreciation and amortization, and non-cash net income, including non-cash revenue, net financial income and taxes, of €61.9 million. The net change in working capital contributed positively to cash flows by €16.3 million, primarily due to a net increase in trade payables, accrued expenses and other payables of €17.6 million, an increase in prepayments and receivables of €1.2 million, and a decrease in deferred income of €0.1 million.

Net cash used in operating activities for the three months ended March 31, 2020 was €66.8 million. The net loss for the three months ended March 31, 2020 of €63.3 million included non-cash charges of €16.9 million, comprising share-based payment and depreciation, and non-cash net income, including net financial income and taxes, of €9.3 million. The net change in working capital contributed negatively to cash flows by €11.1 million, primarily due to a net decrease in trade payables and other payables of €8.9 million, an increase in receivables and prepayments of €1.7 million, and a decrease in deferred income of €0.5 million.

Cash Flows from / (Used in) Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2021 of €30.1 million were related to the acquisition of marketable securities of €39.4 million and the settlement of marketable securities of €24.1 million, to Series B investment in VISEN of €10.2 million, to the acquisition of property, plant and equipment of €4.0 million, primarily related to leasehold improvements and equipment for use in the United States, and to the acquisition of software of €0.5 million.

Cash flows used in investing activities for the three months ended March 31, 2020 of €6.1 million were related to the acquisition of property, plant and equipment, primarily related to our oncology laboratory facilities in the United States, and for use in the laboratories of our German facility.

Cash Flows from / (Used in) Financing Activities

Cash flows from financing activities for the three months ended March 31, 2021 of €20 thousand were comprised of €2.0 million in net proceeds from warrant exercises in March 2021, offset by payments on lease liabilities of €2.0 million.

Cash flows used in financing activities for the three months ended March 31, 2020 of €1.1 million were comprised of payments on lease liabilities.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk and liquidity risk.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. We have received payments in U.S. Dollars under our collaborations, and the proceeds from our series D financing in November 2014, our initial public offering in February 2015, and our follow-on offerings, the latest being in July 2020, were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We have no interest-bearing debt to third parties. In addition, while we hold no derivatives or financial assets and liabilities measured at fair value, the exposure to interest rate risk primarily relates to the interest rates for cash, cash equivalents and marketable securities. Future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Credit Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. Our investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.

All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. Our exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on our bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit rating (minimum A3/A-) assigned by international credit ratings agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. On each reporting date, we consider the risk of expected credit loss on bank deposits, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks with similar credit ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Since March 2020, in order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of our bank deposits have been placed into primarily U.S. government bonds treasury bills, corporate bonds and commercial papers. Our investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit ratings, assigned by international credit rating agencies. Accordingly, the risk and probability of default is low. The risk of expected credit loss on marketable securities has been considered, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default on securities with similar credit ratings and attributes. This assessment did not reveal a material expected credit loss, and accordingly no provision for expected credit loss has been recognized.

For our receivables the credit risk is considered low and no provision for expected credit loss has been recognized.